FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated November 13, 2006 by Excel Maritime Carriers Ltd. announcing that Excel Maritime Reports Results for the Third Quarter and

Nine Month Period Ended September 30, 2006

NEWS RELEASE for November 13, 2006

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

     http://www.excelmaritime.com

Excel Maritime Reports Results for the Third Quarter and

Nine Month Period Ended September 30, 2006

ATHENS, GREECE – November 13, 2006 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today its financial and operating results for the third quarter and nine month period ended September 30, 2006.

Third Quarter 2006 Results:

Total revenues for the third quarter 2006 amounted to $32.7 million, a decrease of approximately 3% when compared to the $33.7 million earned during the third quarter of 2005. Net income for the third quarter 2006 amounted to $9.9 million versus $30.7 million for the same period in 2005, a decrease of approximately 68%.

Earnings per share basic and diluted for the third quarter 2006, calculated on 19,949,644 shares outstanding, were $0.50 compared to $1.54 in the third quarter of 2005, a decrease of 68%.  The average number of shares outstanding in the third quarter of 2005 was 19,929,264.  It should be noted that the third quarter 2006 figures include unrealized losses of $0.9 million or $0.04 per share due to an interest rate swap entered during the quarter, while the third quarter 2005 figures include gains from vessel sales of $18.7 million or $0.94 per share.

EBITDA for the third quarter 2006 was $21.4 million compared to $41.1 million during the third quarter 2005. Please refer to a subsequent section of this Press Release for a reconciliation of EBITDA to Net Income.

An average of 17 vessels were operated during the third quarter 2006 earning a blended average time charter equivalent rate of $19,971 per day, compared to an average of 18.1 vessels operated during the third quarter 2005 earning a blended average time charter equivalent rate of $18,620 per day.

Nine Months 2006 Results:

For the nine month period ended September 30, 2006, total revenues were $88.9 million, an increase of approximately 7% when compared to the $82.9 million earned during the same period of 2005. Net income for the nine month period ended September 30, 2006 amounted to $21.8 million versus $54.0 million for the same period in 2005, a decrease of approximately 60%.

Earnings per share basic and diluted for the nine month period ended September 30, 2006, calculated on 19,946,658 shares outstanding, were $1.09 compared to $2.97 during the same period in 2005, a decrease of approximately 63%. The average number of shares outstanding for the nine-month period ended September 30, 2005 was 18,151,877.  It should be noted that the nine month 2006 figures include unrealized losses of $0.9 million or $0.04 per share due to an interest rate swap entered during the third quarter, while the nine month 2005 figures include gains from vessel sales of $24.3 million or $1.34 per share.

EBITDA for the nine-month period ended September 30, 2006 was $54.0 million compared to $77.5 million during the same period 2005.

An average of 17 vessels were operated during the nine-month period ended September 30, 2006, earning a blended average time charter equivalent rate of $18,628 per day, compared to an average of 13.3 vessels operated during the nine-month period 2005 earning a blended average time charter equivalent rate of $21,026 per day.

Management Commentary:

CEO Christopher Georgakis commented: “Our strong operational performance during the third quarter 2006 was a function of the continued strength in the dry bulk markets and of our fleet deployment strategy of period and spot charters. In this context, we achieved a 7.3% increase in the blended daily average time charter equivalent rate over the same three-month period in 2005.

Our aim is to continue securing part of our fleet under profitable long term employment thereby increasing our profitability while enhancing the stability and predictability of our earnings.

Accordingly, during the third quarter 2006 we have chartered M/V Angela Star for a period of 24 to 26 months at US $26,500 per day and  M/V Forteza for a period of 12 to 14 months at US $28,000 per day, both to  first class European charterers.

At present we have fixed 65% of our fleet operating days for the fourth quarter of 2006 and 25% for 2007. Going forward, we intend to capitalize on the prevailing market strength by opportunistically securing period employment for some of our vessels rolling-off their existing charters”

We intend to continue to maintain low leverage and warehouse liquidity, which we believe gives us the opportunity to take advantage of fleet expansion opportunities as they arise.”

Conference Call and Webcast:

As already announced, tomorrow, Tuesday, November 14, 2006 at 10:00 a.m. EST, the company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK) or +44 (0)1452-542-301 (all other callers). Please quote “Excel Maritime”.

In case of any problem with the above numbers, please dial 1-866-869-2352 (from the US), 0800-694-1449 (from the UK) or +44 (0)1452-560-304 (all other callers). Quote “Excel Maritime”.

A telephonic replay of the conference call will be available until November 21, 2006 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK) or +44 1452-550-000 (all other callers). Access Code: 1838801#

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call, through the internet through the Excel Maritime Carriers website (www.excelmaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Updated Fleet List:

The following table represents our  fleet as of November 13, 2006:

Name	Type	Dwt	Year Built
Panamax
Isminaki	Panamax	74,577	1998
Angela Star	Panamax	73,798	1998
Elinakos	Panamax	73,751	1997
Happy Day	Panamax	71,694	1997
Powerful	Panamax	70,083	1994
First Endeavour	Panamax	69,111	1994
Rodon	Panamax	73,670	1993
Birthday	Panamax	71,504	1993
Renuar	Panamax	70,128	1993
Forteza	Panamax	69,634	1993
Total Panamax	10	717,950
Handymax
Emerald	Handymax	45,572	1998
Princess I	Handymax	38,858	1994
Marybelle	Handymax	42,552	1987
Attractive	Handymax	41,524	1985
Lady	Handymax	41,090	1985
Goldmar	Handymax	39,697	1984
Swift	Handymax	37,687	1984
Total Handymax	7	286,980
Grand Total	17	1,004,930	13.8

Summary Fleet Data:

	Third Quarter 2006	Third Quarter 2005
FLEET DATA
Average number of vessels (1)	17	18.1
Available days for fleet (2)	1,528	1,628
Calendar days for fleet (3)	1,564	1,667
Fleet utilization (4)	98%	98%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	19,971	18,620
Vessel operating expenses (6)	4,742	4,055
General and administrative expenses (7)	1,239	783
Total vessel operating expenses (8)	5,981	4,838

	Nine Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2005
FLEET DATA
Average number of vessels (1)	17	13.3
Available days for fleet (2)	4,414	3,496
Calendar days for fleet (3)	4,641	3,639
Fleet utilization (4)	95%	96%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	18,628	21,026
Vessel operating expenses (6)	4,867	4,582
General and administrative expenses (7)	1,278	1,114
Total vessel operating expenses (8)	6,145	5,696

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, drydocks or special or intermediate surveys.

(3) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from voyage charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent (TCE) Results by Type of Vessel & Employment

	Third Quarter 2006	Third Quarter 2005
Capesize spot TCE ($) Number of available days	N/A N/A	9,738 109
Panamax spot TCE ($) Number of available days	18,635 91	14,944 515
Panamax period TCE ($) Number of available days	23,138 829	26,605 359
Handymax spot TCE ($) Number of available days	18,465 356	15,472 276
Handymax period TCE ($) Number of available days	12,149 252	20,981 368
Total fleet spot TCE ($) Number of available days	18,500 447	14,474 900
Total fleet period TCE ($) Number of available days	20,579 1,081	23,758 727

	Nine Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2005
Capesize spot TCE ($) Number of available days	N/A N/A	29,099 471
Panamax spot TCE ($) Number of available days	17,142 625	15,563 754
Panamax period TCE ($) Number of available days	22,907 2,031	26,727 686
Handymax spot TCE ($) Number of available days	14,254 1.228	16,882 722
Handymax period TCE ($) Number of available days	14,122 531	20,326 863
Total fleet spot TCE ($) Number of available days	15,228 1,853	19,329 1,947
Total fleet period TCE ($) Number of available days	21,088 2,561	23,159 1,549

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

Condensed Statement of Cash Flows

(In thousands of Dollars)

	For the Nine Month Period Ended September 30,2006 (Unaudited)	For the Nine Month Period Ended September 30, 2005 (Unaudited)
Cash and cash equivalents, beginning of year	58,492	64,903
Provided by (Used in):
Operating Activities	41,589	54,320
Investing Activities	(488)	(420,815)
Financing Activities	(18,442)	375,127
Net increase (decrease) in cash and cash equivalents	22,659	8,632
Cash and cash equivalents, end of period	81,151	73,535

EBITDA Reconciliation (1)

(In thousands of Dollars)

	Third Quarter 2006	Third Quarter 2005
Net Income	9,898	30,705
plus Net Interest Expense	4,074	3,079
Plus Depreciation	7,062	7,115
Plus Amortization	288	140
Plus Taxes	35	86
EBITDA	21,357	41,125

	Nine Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2005
Net Income	21,765	53,959
plus Net Interest Expense	10,164	4,649
Plus Depreciation	21,187	13,008
Plus Amortization	552	511
Plus Contract Termination Expense	-	5,186
Plus Taxes	313	219
EBITDA	53,981	77,532

(1) Excel Maritime considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s Management uses EBITDA as a performance measure.  The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs.  EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP.  The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

(In thousands of Dollars, except per share data)

	Third Quarter 2006	Third Quarter 2005
	Unaudited	Unaudited

REVENUES
Voyage Revenues	32,541	33,575
Revenue from managing vessels	139	130
Revenue from Operations	32,680	33,705

EXPENSES
Voyage expenses	1,621	2,847
Commission from a Relating party	404	418
Vessel operating expenses	7,417	6,760
Vessels Depreciation	7,062	7,115
Amortization for drydocking and special survey	288	140
Gain on Vessel’s sale	-	(18,734)
General and administrative expenses	1,938	1,305
	18,730	(149)

Income from operations	13,950	33,854

OTHER INCOME (EXPENSES):

Interest and finance	(5,045)	(3,591)
Interest Income	971	512
Foreign currency expense/income	(14)	26
Other, net	65	(10)
Total other income (expenses), net	(4,023)	(3,063)

Net Income from Operations	9,927	30,791

US Source Income Taxes	35	86

Net Income, after taxes and before minority interest	9,892	30,705

Minority interest	6	-

Net income	9,898	30,705

Earnings per common share, basic & diluted	0.50	1.54
Weighted average number of common shares, basic and diluted	19,949,644	19,929,264

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

(In thousands of Dollars, except per share data)

	Nine Months Ended 2006	Nine Months Ended 2005
	Unaudited	Unaudited

REVENUES
Voyage Revenues	88,469	82,513
Revenue from managing vessels	419	391
Revenue from Operations	88,888	82,904

EXPENSES
Voyage expenses	5,147	8,036
Commission from a Relating party	1,096	969
Vessel operating expenses	22,588	16,676
Vessels Depreciation	21,187	13,008
Amortization of drydocking and special survey	552	511
Gain on Vessel’s sale	-	(24,319)
Contract termination expenses	-	5,186
General and administrative expenses	5,930	4,052
	56,500	24,119

Income from operations	32,387	58,785

OTHER INCOME (EXPENSES):

Interest and finance	(12,985)	(6,254)
Interest Income	2,821	1,605
Foreign currency expense/income	(155)	54
Other, net	-	(12)
Total other income (expenses), net	(10,319)	(4,607)

Net Income from Operations	22,068	54,178

Income Taxes	313	219

Net Income, after taxes and before minority interest	21,755	53,959

Minority interest	10	-

Net income	21,765	53,959

Earnings per common share, basic & diluted	1.09	2.97
Weighted average number of common shares, basic and diluted	19,946,658	18,151,877

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AT SEPTEMBER 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005 (AUDITED)

(In  thousands of U.S. Dollars, except per share data)

	September 30, 2006	December 31, 2005
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	81,151	58,492
Restricted cash	5,997	7,988
Accounts receivable:	1,717	2,239
Other current assets	2,523	1,827
Total Current Assets	91,387	70,547

FIXED ASSETS:
Vessels' cost	486,397	486,397
Accumulated depreciation	(41,916)	(20,729)
Office furniture & equipments	1,012	524
Total fixed assets	445,493	466,192

OTHER NON CURRENT ASSETS:
Restricted cash	6,578	22,282
Other non current assets	4,528	2,004
Total Assets	547,985	561,025

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long term debt, net of deferred financing fees	31,767	41,230
Accounts payable	3,713	3,307
Other current liabilities	6,765	6,913
Total Current Liabilities	42,245	51,450

LONG-TERM DEBT, net of current portion and net of deferred financing fees	195,075	221,586
Minority interest	(4)	-
STOCKHOLDERS' EQUITY:
Preferred Stock, none issued
Common Stock,:19,595,153 A Class shares issued and outstanding at December 31, 2005 and September 30, 2006, 114,946 B Class shares, issued and outstanding at December 31,2005 and 135,326 B class shares at September 30,2006	197	197
Additional paid-in capital	182,180	181,265
Shares to be issued (298,403 A Class shares)	6,853	6,853
Due from related party	(2,024)	(2,024)
Retained earnings	123,651	101,887
	310,858	288,178
Less: Treasury stock (78,650 A Class shares and 588 B Class shares) at December 31,2005 and June 30, 2006	(189)	(189)
Total stockholders' equity	310,669	287,989
Total Liabilities & Stockholders' Equity	547,985	561,025

EXCEL MARITIME CARRIERS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2006 (UNAUDITED)

(In thousands of Dollars)

	September 30, 2006 Unaudited	September 30, 2005 Unaudited

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES

Net income for the period	21,765	53,959
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation & Amortization	22,125	11,523
Gain on sale of vessels	0	(24,319)
Other non cash expenses	690	5,897
Increase/Decrease in:
Current Assets	(174)	353
Increase/Decrease in:
Current Liabilities	258	7,968
Payments for dry docking & special survey	(3,075)	(1,061)
a. Net cash from Operating Activities	41,589	54,320

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Advances for vessel acquisition	0	0
Vessel acquisitions and/or improvements	0	(454,246)
Proceeds from sale of vessels	0	33,676
Office furniture & equipments	(488)	(245)
b.Net cash from (used in) Investing Activities	(488)	(420,815)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from long-term debt	0	282,415
Payment principal of loan	(36,360)	(18,805)
Issuance of common stock, net related issuance costs	225	116,504
Other	17,693	(4,987)
c.Net cash from (used in) Financing Activities	(18,442)	375,127

Net increase(decrease) in cash & cash equivalents	22,659	8,632
Cash & cash equivalents at beginning of period	58,492	64,903
Cash & cash equivalents at end of the period	81,151	73,535

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest payments	11,599	5,272

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company’s current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  November 13, 2006        By: /s/ Christopher J. Georgakis

                                     ----------------------------

                                       Christopher J. Georgakis

President and Chief Executive Officer